TRANSGLOBE ENERGY CORPORATION TO PRESENT
AT THE CANACCORDADAMS GLOBAL ENERGY CONFERENCE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, November 13, 2008 – TransGlobe Energy Corporation (“TransGlobe”) is pleased to advise that Mr. Ross G. Clarkson, President and Chief Executive Officer, will make a presentation on the Company’s activities at CanaccordAdams’ Global Energy Conference in Miami, Florida on Tuesday, November 18, 2008 at approximately 11:15 AM Eastern Time (09:15 AM Mountain Time). Investors are invited to listen to the live web cast of the presentation via the following link:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2429900

The link to the web cast will also be available on TransGlobe’s Web site at www.trans-globe.com.

TransGlobe is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: www.trans-globe.com
E-mail: investor.relations@trans-globe.com